February 4, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Tim Buchmiller
Office of Life Sciences

Re:	OS Therapies Incorporated
Registration Statement on Form S-1 (No. 333-284631)

Ladies and Gentlemen:

OS Therapies Incorporated hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Thursday, February 6, 2025, or as soon as practicable thereafter.

Very truly yours,

OS Therapies Incorporated

By:	/s/ Paul A. Romness
Paul A. Romness
President and Chief Executive Officer